Delaware

The First State

I, *JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LEBEN & CERNE CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF JANUARY, A.D. 2018, AT 11 O'CLOCK A.M.*

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6694104 8100

SR# 20180589643

Authentication: 202190451

Date: 02-21-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 01/29/2018
FILED 11:00 AM 01/29/2018
SR 20180589643 – File number 6694104

CERTIFICATE OF INCORPORATION
FOR DELAWARE CORPORATION
January 25, 2018

ARTICLE I

The name of this corporation is **LEBEN & CERNE CORPORATION** (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, with the zip code 19808. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is (i) 1,500,000 shares of Class F Common Stock, $0.000125 par value per share ("Class F Common Stock") and (ii) 6,000,000 shares of Class B Common Stock, $0.0001 par value per share (the "Class B Common Stock"), and (iii) 2,500,000 shares of Preferred Stock, $0.0001 par value per share (the "Preferred Stock").

The first Series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of all 1,500,000 shares of Preferred Stock. The Class F Common Stock and Class B Common Stock may be referred to herein collectively as the "Common Stock". The powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the Class F Common Stock and the Class B Common Stock shall be identical except as described in ARTICLE V below.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock arc as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

A. "Conversion **Price**" shall be a value per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein) and will be determined by the Board of Directors within a reasonable time after filing.

B. **"Distribution"** shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

C. **"Liquidation Preference"** shall mean $0.000125 per share of the Series Seed Preferred Stock original purchase price (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

D. **"OriginalIssue Price"** shall mean $0.000125 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

E. **"Preferred Stock"** shall mean collectively the.: Series Seed Preferred Stock.

F. **"Qualified Equity Financing"** means a transaction or series of transactions pursuant to which Corporation issues and sells shares of its Preferred Stock (of any class or series) for aggregate gross proceeds of at least one million dollars ($ 1,000,000.00) or a value as set forth by the Board of Directors during a formal Director's meeting (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or otherwise cancelled in consideration for the issuance of such PrefctTcd Stock) with the principal purpose of raising capital.

G. **"Recapitalization"** shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

H. **"Transfer"** shall mean, with respect to a share of Class F Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, except a Transfer for a bona fide tax and estate planning purpose.

I. "Fair Market Value" shall mean the quantity or value determined by a reasonable formula, set in good faith by the Board of Directors.

2. <u>Liquidation Rights</u>

A. **Liquidation Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the greater of:

    (a) the Liquidation Preference specified for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or

    (b) such amount per share as would have been payable had all shares of Prcfcned Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon the liquidation, dissolution, winding up of the Corporation or any Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock c.1rc insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a). The provisions of this Section 2(a) may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series or by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

B. **Remaining Assets.** After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

C. **Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.** Shares of Preferred Stock may not convert into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

D. **Valuation of Non-Cash Consideration.** If any assets of the Corporation distributed to stockholders in connection with any Deemed Liquidation Event or any liquidation, dissolution, or winding up of the Corporation arc other than cash, then the value of such assets shall be their fair market value, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, winding up of the Corporation or

Deemed Liquidation Event shall be valued as follows: (i) if the securities arc then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (I0) trading day period ending five (5) trading days prior to the Distribution; (ii) if the securities arc actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (I0) trading day period ending five (5) trading days prior to the Distribution. In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date sllch transaction closes. For the purposes of this Section 2(d), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be:

    a) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a NASDAQ market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3. **Conversion of Preferred Stock and Founders' Stock.** The holders of the Preferred Stock shall have conversion rights as follows:

A) **Right** to **Convert Preferred Stock.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Class B Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the **"Conversion Rate"** for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 3, the Conversion Rate for such series shall be appropriately increased or decreased

B) Rieht to Convert Class F Common Stock. In connection with any Qualified Equity Financing, then each original holder of Class F Common Stock shall be entitled to convert up to fifty percent (50%) of shares of such Class F Common Stock into fully-paid, nonassessable shares of the Corporation's Preferred Stock issued in such Qualified Equity Financing on a l:l basis (e.g., 20 shares of Class F Common Stock would convert into 20 shares of such Preferred Stock) within a reasonable amount of time of the Qualified Equity Financing.

C) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Class B Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Corporation's Common Stock, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) arc referred to herein as an "Automatic Conversion Event").

D) **Mechanics of Conversion.** No fractional shares of stock shall be issued upon conversion of Preferred Stock or Class F Common Stock. Tn lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Class B Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock or Class F Common Stock held by each holder of Preferred Stock or Class F Common Stock shall be aggregated, and any resulting fractional share of Stock shall be paid in cash. Before any holder of stock shall be entitled to convert the same into full shares of another class of stock, and to receive certificates therefor, he shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Corporation or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and (iii) shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares arc surrendered to the Corporation or its transfer agent; provided further, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock arc delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Class B Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Class B Common Stock shall not then be actually delivered to such holder.

E) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Class B Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class B Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class B Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class B Common Stock, the applicable Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

F) **Adjustments for Subdivisions or Combinations of Preferred Stock.** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

G) **Adjustments for Reclassification, Exchanee and Substitution.** Subject to Section 2 above, if the Class B Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Class B Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Class B Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

H) **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance vvith the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price at the time in effect and (iii) the number of shares of Class B Common

Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

I) **Notices of Record Date.** In the event that this Corporation shall propose at any time:

   A) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

   B) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock, or any Deemed Liquidation Event; or

   C) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 2(d); then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least **10** days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above. Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed. The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

   D) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Class B Common Stock as shnll from time to time be sufficient to effect the conversion of all then outstanding shnrcs of the Preferred Stock; and if at any time the number of authorized but unissucd shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. **Voting**

   A) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

   B) **Common Stock.** Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to *five (5) votes for each share of Class F Common* Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. *Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock* held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

C) **No Series or Cumulative Votin2.** Other than as provided herein or required by law, there shall be no series voting or cumulative voting.

D) <u>Preferred Stock.</u> Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

E) **Election of Directors.** The Board of Directors of the Corporation shall consist of two (2) directors, one of which shall be the Chief Executive Officer of the Corporation. So long as at least 30% of the shares (as adjusted for Recapitalizations) of Preferred Stock remain outstanding, the holders of Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "Preferred Director"). The holders of Class F Common Stock exclusively and as a separate class shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors

F) **Adjustment in Authorized Common Stock.** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority, by voting power, of the stock of the Corporation. Conversion of Class F Common Stock.

   (a) **Optional Conversion.** Each share of Class F Common Stock shall be convertible into one (I) fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

   (b) **Automatic Conversion upon Transfer.** Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon (i) the Transfer of such share or (ii) the death of the Class F Stockholder of record with respect thereto; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder for bona fide tax and estate planning purpost.:s shall not result in the automatic conversion of such Class F Common Stock.

(c) **Effect of Conversion.** In the event of a conversion of shares of Class F Common Stock to shares of Class B Common Stock pursuant to this Section 5, such conversion shall be deemed to have been made at the time that the Corporation's transfer agent receives the written notice required pursuant to Section 5(a) above, the time that the Transfer of such shares occurred or the death of the Class F Stockholder, as applicable. Upon any conversion of Class F Common Stock to Class B Common Stock, all rights of the holder of such shares of Class F Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class F Common Stock arc to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class B Common Stock into which such Class F Common Stock were convertible. Shares of Class F Common Stock that are converted into shares of Class B Common Stock as provided in this Section 5 shall be retired and shall not be reissued.

G. **Reservation of Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class F Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common Stock into shares of Class B Common Stock.

H. **Adjustment in Authorized Class B Common Stock.** The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares of Class B Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Corporation.

(a) Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common Stock to Class B Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class F Common Stock and to confirm that a conversion to Class B Common Stock has not occurred.

I. **Reissuance of Preferred Stock.** Tn the event that any shares of Preferred Stock shall be converted pursuant to Section 3 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

J. <u>Notices.</u> Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation (or by such other method so long as the Corporation consents in writing to delivery via such method).

ARTICLE VI

1. The Corporation is to have perpetual existence.
2. Pursuant to Section 158 of the DGCL, shares of the Corporation's capital stock may be uncertificated at the discretion of the Board of Directors.
3. The Board of Directors may make, repeal, alter, amend and rescind any of the Bylaws of the Corporation only with the constituting a majority of the voting power of the shares of Common Stock and Preferred Stock, acting together as a single class.
4. **Amendments and Changes.** As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) both (i) the written consent or affirmative vote of the holders constituting at least 66 ½% of the votes represented by the then outstanding shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, and (ii) the approval of the Board of Directors, including the approval of at least one Preferred Director (by meeting, consenting, or voting as the case may be), and any such act or transaction entered into without such approval and consent or vote shall be null and void ab initio, and of no force or effect: (a) amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof; (b) increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof; (c) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock; (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service, or (iv) as approved by the Board of Directors, including the approval of at least one Preferred Director; (d) increase or decrease the size of the Board of Directors; (e) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 4; or (f) amend this Section 4. "Deemed

Liquidation Event" means, any (a) merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or arc converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole arc held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE IX

1. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a

director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented by a third party to any director of the Corporation who is not an employee or advisor of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless (a) such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person directly or indirectly by virtue of such Covered Person's relationship with the Corporation or (b) such matter, transaction or interest, if pursued and/or consummated by such Covered Person could reasonably be anticipated to have a material adverse impact on the Corporation, its prospects or results of operation. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party docs not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery docs not have subject matter jurisdiction. If any provision or provisions of this ARTICLE XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law. the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XII (including, without limitation, each portion of any sentence of this ARTICLE XTJ containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

The name and mailing address of the incorporator are as follows:

Name: Vivi Chau Rosenberg
Mailing Address: 756 S. Spring Street, Suite 902, Los Angeles, CA 900 I 4

By:

Incorporator
Name: Vivi Chau Rosenberg

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